Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Three Months Ended
	March 31,
	2017	2016
Earnings:
Income from continuing operations before income taxes	$110	$70
Equity in earnings from unconsolidated affiliates	(1)	—
	109	70
Add:
Fixed charges	126	113
Distributed income of equity method investees	1	—
Earnings available for fixed charges	$236	$183

Fixed Charges:
Interest expense(1)	$104	$90
Estimated interest included in rent expense	22	23
Total Fixed Charges	$126	$113

Ratio of Earnings to Fixed Charges	1.9	1.6
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(1)    Includes the amortization of debt discounts and capitalized expenses related to indebtedness.